                                         Commission File No. 2-61271 and 2-72713


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

           Report on Disclosure of Information of ITO-YOKADO CO., LTD.

                              ITO-YOKADO CO., LTD.
                              --------------------
                 (Translation of registrant's name into English)

            1-4, SHIBAKOEN 4-CHOME, MINATO-KU, TOKYO 105-8571, JAPAN
            --------------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                   Form 20-F   x               Form 40-F
                             -----                       -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes                        No   x
                          -----                     -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-
                                                   --------

[Translation]

                                                                   June 24, 2003

To:  Each of the Parties Concerned

                       Name of the Company:        Ito-Yokado Co., Ltd.
                       Address of Head Office:     1-4, Shiba Koen 4-chome,
                                                   Minato-ku, Tokyo
                       Name of Representative
                       of the Company:             Sakae Isaka
                                                   President and Representative
                                                   Director
                       (Securities Code No. 8264, the First Section of the Tokyo Stock Exchange)
                       Addressee to Contact:       Shiro Ozeki
                                                   Director of Finance Division
                                                   Tel: 03-3459-2783 (direct)


NOTICE ON MAKING OTAKA KOGYO KABUSHIKI KAISHA WHOLLY-OWNED SUBSIDIARY BY STOCK
------------------------------------------------------------------------------
EXCHANGE
--------

     Ito-Yokado Co., Ltd. ("the Company") hereby announces that the Company resolved at the meeting of the Board of Directors held on June 24, 2003 that Otaka Kogyo Kabushiki Kaisha (hereinafter referred to as the "Otaka Kogyo") shall become a wholly-owned subsidiary of the Company by a stock exchange as of September 1, 2003, the details of which are as follows. The stock exchange will be implemented by way of the simplified stock exchange pursuant to the provisions of Article 358 of the Commercial Code of Japan:


                                   Particulars

1.   Purpose of making Otaka Kogyo a wholly-owned subsidiary:

          The Company and a member company of the Ito-Yokado Group ("IY Group"), under the motto "Responding to Change and Strengthening Fundamentals", have made perpetual efforts to develop products and services to meet customer requests and establish a management foundation that is able to respond quickly to changes in customer needs.

          IY Group has implemented the "Business Reengineering Plan" since 2001. All of IY Group's business operations have been thoroughly examined from a variety of perspectives, including profitability, efficiency and growth potential, and measures to bolster our operating foundation, such as reforming merchandising practices, establishing new operations and reorganizing or integrating inefficient and unprofitable business and stores, have been implemented. As a result, the business results have improved.

          Reorganization of the supermarket business is one of the management issues to be tackled by IY Group in the Business Reengineering Plan. IY Group has operated its supermarket business division principally by way of York Benimaru Co., Ltd. ("York Benimaru"), to which the equity method has been applied, with a store network in the Tohoku region and by York Mart Co., Ltd., a consolidated subsidiary, with a store network in Tokyo metropolitan area. As it is estimated that the competition will be further intense in this business segment, IY Group will endeavor to solidify the unity of the Group and at the same time to improve the overall merchandising capability that enables it to operate the retail businesses in a manner that differentiates itself from others.

          Otaka Kogyo has been engaged in the non-life insurance agent business for York Benimaru and owns 2,476 thousand shares of common stock of York Benimaru (equivalent to 4.9% of the total shares issued). As a result of Otaka Kogyo becoming a wholly-owned subsidiary of the Company, the Company will indirectly hold the shares currently owned by Otaka Kogyo, in addition to 14,389 thousand shares (equivalent to 28.6% of the total shares issued) of York Benimaru that the Company already holds. The Company will, thus, hold approximately 33.5% of the shares issued of York Benimaru in total. Accordingly, it is expected that York Benimaru will establish a more central presence in the supermarket business division by clearly defining its position within IY Group and providing a stable operating foundation. The management of York Benimaru will remain the same as before and no changes will be made.

          Otaka Kogyo has no interest-bearing debts including borrowings and its assets comprise of shares of York Benimaru and cash and deposits in banks. Even though it is becoming a wholly-owned subsidiary of the Company, there is no needs to take over the businesses or employees of Otaka Kogyo. Therefore, the financial conditions and management controlling system of the Company will not be affected.

          In the light of the aforesaid conditions, the Company has judged that it is appropriate to make Otaka Kogyo a wholly-owned subsidiary of the Company for the Group business management.


2.   Conditions, etc. of stock exchange:

  (1)   Schedule of stock exchange

          June 24, 2003:                Meeting of the Board of Directors of the
                                        Company to approve the stock exchange
                                        agreement
          June 24, 2003:                Conclusion of the stock exchange agreement
          July 17, 2003 (scheduled):    Extraordinary general meeting of
                                        shareholders of Otaka Kogyo to approve
                                        the stock exchange agreement
          September 1, 2003:            Effective date of stock exchange
            (scheduled)

  (2)   Stock exchange ratio

--------------------------------------------------------------------------------
                               The Company                 Otaka Kogyo
                             (Parent company)       (Wholly-owned subsidiary)
--------------------------------------------------------------------------------
Stock exchange ratio                1                          136
--------------------------------------------------------------------------------

       (Note 1) Stock exchange ratio:
                136 shares of the Company will be allotted for each share of Otaka Kogyo.

       (Note 2) Calculation basis for stock exchange rate:
                The Company appointed The Nomura Securities Co., Ltd. as a third party institute and requested the calculation of the stock exchange ratio. Upon negotiation between both companies concerned for reference to the stock exchange ratio calculated by The Nomura Securities Co., Ltd., the ratio has determined as stated above. The above-mentioned stock exchange ratio may be changed through negotiations between both companies concerned, in the case of any material changes in the conditions prerequisite for the calculation of the stock exchange ratio.

       (Note 3) Stock exchange ratio, calculation method and basis by the third party institute: The Nomura Securities Co., Ltd. calculated the stock exchange ratio as a result that it valued shares of the Company by the average market price method and shares of Otaka Kogyo by the current value net asset method.

  (3)   Shares to be allotted by stock exchange
          The Company will transfer treasury stock instead of issue of new shares to Otaka Kogyo for all shares to be allotted upon stock exchange.


  (4)   Payment of compensation in connection with stock exchange
          The Company will be not required to pay any compensation in connection with the stock exchange.

  (5)   Date from which a dividend is calculated
          Calculation of dividends that will be paid on shares to be allotted upon stock exchange will commence from September 1, 2003.


3.   Profiles of companies concerned:

------------------------------------------------------------------------------------------------------------
(1)  Trade Name                     Ito-Yokado Co., Ltd.                    Otaka Kogyo Kabushiki Kaisha
                                    (shares of which will be allotted       (to shareholders of which shares
                                    to shareholders of Otaka Kogyo          of Ito-Yokado Co., Ltd. will be
                                    for stock exchange)                     allotted for stock exchange)
------------------------------------------------------------------------------------------------------------
(2)  Business                       Retail Business                         Insurance Agent
------------------------------------------------------------------------------------------------------------
(3)  Foundation                     April 1958                              June 1977
------------------------------------------------------------------------------------------------------------
(4)  Location of Head Office        1-4, Shibakoen 4-chome,                 48-1 Aza Furumachi, Kubota
                                    Minatoku Tokyo Japan                    Fukuyama Koriyama city
                                                                            Fukushima Japan
------------------------------------------------------------------------------------------------------------
(5)  Representative                 Mr. Sakae Isaka                         Mr. Zenbei Otaka
                                    President and Representative            President and Representative
                                    Director                                Director
------------------------------------------------------------------------------------------------------------
(6)  Common Stock                   47,987 million yen                      10 million yen
------------------------------------------------------------------------------------------------------------
(7)  Total Number of Shares         418,717,685 shares                      10,000 shares
     Issued
------------------------------------------------------------------------------------------------------------
(8)  Shareholders' Equity           734,852 million yen                     717 million yen
------------------------------------------------------------------------------------------------------------
(9)  Total Assets                   1,095,590 million yen                   718 million yen
------------------------------------------------------------------------------------------------------------
(10) Date of Settlement of          End of February                         End of February
     Account
------------------------------------------------------------------------------------------------------------
(11) Number of Employees            14,139                                  0
------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------
(12) Business Partners and          Business Partners--Itochu Shokuhin      Business Partners--None
     Clients                        Co., Takayama Co., Kao Hanbai Co.,
                                    Ryoshoku Ltd., Yamazaki Baking Co.
                                    Client--Customers visiting the          Clients --None
                                    Company' stores
------------------------------------------------------------------------------------------------------------
(13) Major Shareholders and the     1. Ito Kogyo                   13.1%    1. Zenjiro Otaka     18.1%
     percentage of number of        2. Japan Trustee Services Bank          2. Zenko Otaka       17.1%
     shares held to total shares       (Trust Accounts)             6.0%    3. Kyoju Otaka       15.8%
     outstanding                    3. Japan Master Trust Banking           4. Zenbei Otaka      14.7%
                                       (Trust Accounts)             4.8%    5. Takako Otaka      10.5%
                                    4. Dai-ichi Mutual Life
                                       Insurance Company            4.3%
                                    5. Resona Bank                  2.9%
------------------------------------------------------------------------------------------------------------
(14) Main Banks                     Sumitomo Mitsui Banking Corporation,    Mizuho Bank, Ltd., Toho Bank,
                                    Resona Bank, Ltd.                       Ltd.
------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------
                                Capital Relations            None
Relations between the           ---------------------------------
Companies Concerned             Personnel Relations          None
                                ---------------------------------
                                Business Relations           None
-----------------------------------------------------------------


4.   Business results of companies concerned for the current three years:


Ito-Yokado Co., Ltd. (Parent company)                                                (Millions of Yen)
------------------------------------------------------------------------------------------------------
                             Consolidated Basis    (U.S. GAAP)           Non-Consolidated Basis
------------------------------------------------------------------------------------------------------
Fiscal year ended
February 28/29                2001         2002         2003         2001         2002         2003
------------------------------------------------------------------------------------------------------
Revenues from Operations    2,941,530    3,179,480    3,342,995    1,479,825    1,510,945    1,527,688
------------------------------------------------------------------------------------------------------
Operating Income              170,560      164,770      178,388       16,250       30,573       34,559
------------------------------------------------------------------------------------------------------
Ordinary Income               168,859      175,507      159,006       42,094       46,136       49,242
------------------------------------------------------------------------------------------------------
Net Income                     48,884       52,323       21,024       20,005       25,791       42,767
------------------------------------------------------------------------------------------------------
Net Income per Share
(Yen)                          118.70       125.20        50.24        47.99        61.70       101.79
------------------------------------------------------------------------------------------------------
Dividends per Share
(Yen)                              --           --           --        34.00        34.00        34.00
------------------------------------------------------------------------------------------------------
Equity per Share (Yen)       2,525.21     2,693.60     2,584.97     1,659.80     1,689.35     1,755.67
------------------------------------------------------------------------------------------------------

Otaka Kogyo Kabushiki Kaisha (Wholly Owned Subsidiary)                               (Millions of Yen)
------------------------------------------------------------------------------------------------------
                            Consolidated Basis (Not applicable)          Non-Consolidated Basis
------------------------------------------------------------------------------------------------------
Fiscal year ended
February 28/29                2001         2002         2003         2001         2002          2003
------------------------------------------------------------------------------------------------------
Revenues from Operations           --           --           --            0            0            0
------------------------------------------------------------------------------------------------------
Operating Loss                     --           --           --          (19)         (19)         (20)
------------------------------------------------------------------------------------------------------
Ordinary Income                    --           --           --           19           38           56
------------------------------------------------------------------------------------------------------
Net Income                         --           --           --           19           38           55
------------------------------------------------------------------------------------------------------
Net Income per Share               --           --           --     1,958.20     3,823.20     5,564.40
(Yen)
------------------------------------------------------------------------------------------------------
Dividends per Share                --           --           --         0.00         0.00       100.00
(Yen)
------------------------------------------------------------------------------------------------------
Equity per Share  (Yen)            --           --           --    62,505.10    66,228.40    71,692.90
------------------------------------------------------------------------------------------------------

  (Note) In regard to the amounts prepared on a consolidated basis, any fractional amounts less than one million yen have been rounded. In regard to the amounts on a non-consolidated basis, any fractional amounts less than one million yen have been disregarded.


5.   Condition after stock exchange

  (1) Trade name, business, location of head office, representative, common stock
          There are no plans to change the information for either company from the statements made in Section 3. "Profiles of companies concerned" above, except for a consequential change in column (13) for Otaka Kogyo in which the total number of shares will be held by Ito-Yokado.

  (2)   Impact on business results
          Although Otaka Kogyo will become a wholly-owned consolidated subsidiary of the Company from the second half of the fiscal year ending February 28, 2004, it is estimated that any impact arising from the consolidation on a consolidated business results will be negligible.

                                                                           -End-

                                    SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                     ITO-YOKADO CO., LTD.
                                                     (Registrant)


June 26, 2003

                                                 By: /s/ Noritoshi Murata
                                                     ---------------------------
                                                     Senior Managing Director
                                                     and Chief Financial Officer